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                                                                      Exhibit 99

The Scotts Company                                                   Page 1 of 2

THE SCOTTS COMPANY                                                    NEWS
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                    SCOTTS TO SELL PROFESSIONAL TURF BUSINESS

RETAINS VALUE-ADDED SEED AND HORTICULTURE BUSINESSES

COLUMBUS, OHIO - February 7, 2000 -- The Scotts Company (NYSE: SMG) today announced that it has signed a letter of intent to sell, for an undisclosed amount, its North American Professional Turf business to The Andersons, Inc. (NASDAQ: ANDE) and Nu-Gro Corporation (TSE: NU).

Scotts expects the transaction to close no later than May 2000 and to have no material impact on its financial results for the year.

James Hagedorn, President, Scotts North America said, "Scotts' Professional Turf business is well established as a supplier of quality products and trusted brands among professional turf managers. Our decision to sell this business is a strategic decision to focus our resources on markets where our consumer brands and consumer marketing expertise have the greatest potential to create value for Scotts' shareholders."

Scotts will retain the professional horticulture and grass seed segments of its Professional Business Group, which is important to Scotts' biotechnology efforts of value-added seeds and plants, which leverage the power of Scotts' consumer brands. For example, Scotts' horticulture business is conducting test markets using Miracle-Gro(R) branded plants to penetrate the $5 billion market for grass, flowers and woody ornamentals sold by professional growers.

Under the Professional Turf sales agreement, The Andersons would acquire the rights in the U.S. to the Pro-Turf(R), Contec(TM), AccuPro(TM) and other professional turf brands and their associated distribution network and product inventories. Nu-Gro would acquire the same brands and their associated distribution network and inventories in Canada. The Scotts(R) brand name is not part of this transaction.

The transaction includes a supply agreement under which Scotts will use its proprietary manufacturing processes to produce value-added professional turf products for The Andersons and Nu-Gro. The employees of the Professional Turf business are expected to remain with the operations under the new owners.

The Andersons, based in Maumee, Ohio, is a leading regional supplier in the grain industry and a leader in particle size technology in the production of professional turf products, including its Tee Time(R), Andersons Professional Turf Products(TM) and other granular products.

Nu-Gro, based in Brantford, Ontario, is a leading Canadian manufacturer and marketer of consumer lawn and garden and professional turf products, including the CIL(R) and Wilson(R) brands Through its subsidiaries in Canada and the United States, the company produces and distributes controlled-release nitrogen products to the fertilizer industry worldwide. Its products include Nitroform, Nutralene, Sulphur Coated Urea and IB Nitrogen.

For more information on The Scotts Company including access to the Company's SEC filings, please visit the Company's investor relations web site at www.smgnyse.com.

The Scotts Company is the world's leading supplier of consumer products for lawn and garden care, with a full range of products for professional turf care and horticulture as well. The Company owns what are by far the industry's most recognized brands. In the U.S., consumer awareness of the Company's Scotts(R),

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The Scotts Company                                                   Page 2 of 2

Miracle-Gro(R) and Ortho(R) brands outscores the nearest competitors in their categories by several times, as does awareness of the consumer Roundup(R) brand which is marketed in North America and most of Europe exclusively by Scotts and owned by Monsanto. In the U.K., Scotts' brands include Weedol(R) and Pathclear(R), the top-selling consumer herbicides; Evergreen(R), the leading lawn fertilizer line; the Levington(R) line of lawn and garden products; and Miracle-Gro(R), the leading plant fertilizer. The Company's leading brands in continental Europe include KB(R) and Fertiligene(R) in France and NexaLotte(R) and Celaflor(R) in Germany.

Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this press release, including, but not limited to, information regarding the future economic performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward looking in nature. Actual results could differ materially from the forward looking information in this release, due to a variety of factors, including, but not limited to:

o Continued marketplace acceptance of the Company's "pull" advertising marketing strategies;

o The ability to maintain profit margins and to produce products and add production capacity on a timely basis;

o Competition in the North American and European consumer and professional segments;

o Competition between and the recent consolidation within the retail outlets selling the Company's products;

o Public perceptions regarding the safety of the Company's products;

o Changes in economic conditions, interest rates and currency exchange rates in the countries in which the Company operates;

o The possibility of new competitors entering into the Company's business;

o The ability to improve processes and business practices to keep pace with the economic, competitive and technological environment, including successful completion of the Company's Enterprise Resource Planning project;

o The Company's ability, and that of its third party suppliers and customers, to address information technology issues related to the year 2000; and

o The ability to integrate several recent acquisitions.

Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward looking information contained in this release is readily available in the Company's publicly filed quarterly, annual, and other reports.